Exhibit (a)(5)(N)

Questionnaire — GCI / AIXTRON

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To what extent do you agree or disagree with the following statements? Please only tick one answer per question.

1.    AIXTRON SE (“AIXTRON”) as a high-tech company focuses on various attractive leading-edge technologies requiring sustained R&D Investments. AIXTRON can keep up the pace of investing into its technology portfolio.

I fully agree - (1)	(2)	(3)	(4)	I totally disagree - (5)	Don’t know

2.    The transaction has more advantages than disadvantages for AIXTRON.

I fully agree - (1)	(2)	(3)	(4)	I totally disagree - (5)	Don’t know

3.    The Bidder is a strategic partner that will support AIXTRON’s growth in the Chinese market.

I fully agree - (1)	(2)	(3)	(4)	I totally disagree - (5)	Don’t know

4.    I expect the share price to climb back to a significantly higher level, despite the recent share price development.

I fully agree - (1)	(2)	(3)	(4)	I totally disagree - (5)	Don’t know

5.    The Bidder will keep the AIXTRON know-how in its existing technology hubs.

I fully agree - (1)	(2)	(3)	(4)	I totally disagree - (5)	Don’t know

6.    The Bidder’s planned takeover offer of 6 Euros per share is attractive as it is more than 50% over the average share price seen before the announcement of this transaction.

I fully agree - (1)	(2)	(3)	(4)	I totally disagree - (5)	Don’t know

7.    Without the current transaction offer by the Bidder, I see AIXTRON’s share price to fall back below the current trading price.

I fully agree - (1)	(2)	(3)	(4)	I totally disagree - (5)	Don’t know

8.    I would accept the Bidder’s offer.

I fully agree - (1)	(2)	(3)	(4)	I totally disagree - (5)	Don’t know

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